UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
February 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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4Q10 Results

4Q10 Results

Sale of Conpacel and KSR for R$1.5 billion reinforces Fibria’s strategy of focusing on the pulp business and reducing its leverage.

Key Indicators [1]	4Q10	3Q10	4Q09	4Q10 vs. 3Q10		4Q10 vs. 4Q09		2010	2009	2010 vs. 2009
Pulp Production ('000 t)	1,375	1,334	1,395	3%		-1%		5,231	5,188	1%
Pulp Sales ('000 t)	1,291	1,195	1,460	8%		-12%		5,061	5,248	-4%
Paper Production ('000 t)	77	79	88	-2%		-12%		311	369	-16%
Paper Sales ('000 t)	101	105	111	-3%		-9%		376	418	-10%

Net Revenue (R$ million)	1,769	1,797	1,698	-2%		4%		7,050	6,000	18%
EBITDA (R$ million) [2]	665	717	503	-7%		32%		2,749	1,697	62%
EBITDA margin (%)	38%	40%	30%	-2	p.p.	8	p.p.	39%	28%	11	p.p.
Net Financial Result (R$ million) [3]	44	249	(157)	-82%		-		(364)	1,594	-123%
Net Income (R$ million)	162	303	35	-46%		369%		603	2,589	-77%

Gross Debt (R$ million)	12,060	12,339	14,985	-2%		-20%		12,060	14,985	-20%
Cash Position (R$ million) [4]	2,208	2,184	3,968	1%		-44%		2,208	3,968	-44%
Net Debt (R$ million)	9,852	10,155	11,017	-3%		-11%		9,852	11,017	-11%
Net Debt/EBITDA LTM* (x)	3.6	3.9	6.5	-0.3		-2.9		3.6	6.5	-2.9

Highlights of the Quarter

•	Pulp production reached 1.4 million tons, up 3% quarter-on-quarter as no units were in maintenance downtimes in 4Q10, while remaining stable year-on-year.
•	Pulp sales increased 8% over 3Q10 but fell 12% compared to 4Q09 as a result of the absence of the Guaíba Unit.
•	Cash cost of pulp production of R$430/t in 4Q10, falling 8% (R$35/t) over 3Q10 and 5% over 4Q09. In the year, cash cost totaled R$452/t, only 1.8% above 2009.
•	EBITDA of R$665 million, a 7% decline quarter-on-quarter and a 32% increase year-on-year.
•	EBITDA margin of 38%, falling 2 p.p. over 3Q10 and up 8 p.p. over 4Q09.
•	Net income of R$162 million, compared to R$303 million in 3Q10 and R$35 million in 4Q09.
•	Net debt totaled R$9.9 billion, falling 3% quarter-on-quarter and 11% year-on-year.
•	Net debt was 3.6x EBITDA in the last twelve months (3Q10: 3.9x; 4Q09: 6.5x).
•	Proceeds from the sale of Conpacel and KSR assets (R$1.5 billion) will contribute to the reduction of net debt.
•	Moody’s and Fitch upgraded Fibria’s rating outlook from “Stable” to “Positive”.
•	Fibria captured R$2.7 billion (NPV) in synergies, above the initially projected curve.
•	Proposal of dividends related to fiscal years of 2010 and 2009 amounting R$264 million to be approved in the Annual General Meeting scheduled for April 28, 2011

Subsequent Events

•	Conclusion of the sale of Conpacel to Suzano Papel e Celulose on January 31, 2011.
•	Payment of R$856 million of the debt with former Aracruz shareholders.

Information as of 02/15/2011:

Market Value
R$11.8 billion
US$7.1 billion

Quotes
FIBR3: R$25.32
FBR: US$15.16

Shares issued:
467,934,646 common shares

Conference Call

Date: 02/16/2011

8:00 A.M. Portuguese (EST)

9:00 A.M. English (EST)

Replay: Feb. 16 to 24, 2011

+1 (412) 317-6776
Code: Fibria

Webcast: www.fibria.com.br/ir

IR Contact:

João Elek
CFO/IRO
André Gonçalves
IR Manager
Anna Laura L. Rondon
Fernanda Naveiro Vaz
Roberto P. Costa

+ 55 (11) 2138-4565
ir@fibria.com.br

The Company’s performance analysis for the fiscal years ended in 2010 and 2009 consider the consolidated financial information before reclassification of the CONPACEL and KSR results. In the financial statements and notes, the results of these operations are presented in the “Net Income in the year from discontinued operations” line, after net income for the fiscal year. The individual results of these operations are presented in note no. 35 of the financial statements.
(1) The 2009 Financial Statements, presented for comparison, were elaborated and adjusted according to the technical accounting pronouncements issued by the Brazilian Accounting Standards Committe (CPC), in line with the International Financial Reporting Standards (IFRS) (2) adjusted by non-recurring and non-cash items and CPCs/IFRS. (3) includes results from financial investments, monetary and exchange variation, mark-to-market of derivatives and interest calculations (4) includes the fair value of derivatives.
The operating and financial information of Fibria Celulose S.A. for the fourth quarter of 2010 (4Q10) is disclosed in this document consolidated format and expressed in Brazilian reais (R$), is unaudited and is elaborated in accordance with the requirements of Brazilian corporate law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all inter-company transactions.

4Q10 Results

Contents

Executive Summary	04

Pulp Market	06

Production and Sales – Pulp and Paper	07

Results Analysis	08

Financial Results	10

Derivatives	11

Net Income	12

Debt	13

CAPEX	15

Capital Markets	15

Dividends	16

Sustainability	16

Corporate Governance	16

Appendix I	17

Appendix II	18

Appendix III	19

Appendix IV	20

Appendix V	21

Appendix VI	22

4Q10 Results

Executive Summary

The year of 2010 was marked by the economic recovery of chief markets, which was reflected in the increased stability of the pulp industry as a result of consistent demand, especially in Europe, which accounted for 39% of Fibria's sales in the year. Even with prices higher than those of 2009, Asian demand recovered in 4Q10, reiterating the expected maintenance of industry fundamentals for 2011. Prices at the end of December were US$850/t for Europe, US$900/t for North America and US$750/t for Asia.

Pulp production reached 1,375 million tons, up 3% quarter-on-quarter as no units were in maintenance in 4Q10 and production remained stable. The 1% year-on-year decrease was explained by the absence of the Guaíba Unit in 2010, partially offset by the increased production of remaining units, especially Três Lagoas.

Pulp sales totaled 1,291 thousand tons in 4Q10, 8% greater than the 3Q10 volume, chiefly due to recovery of Asian demand; Asia accounted for 22% of the sales mix in the quarter (3Q10: 20%). Sales fell 12% year-on-year as Asian demand was greater in 4Q09, when it represented 32% of the sales mix.

The cash cost of pulp production in 4Q10 was R$430 per ton, declining 8% compared to the previous quarter chiefly as a result of the absence of maintenance stoppages in the quarter and greater operating efficiency. Compared to the same period of the previous year, cash cost fell 5%, mainly due to the scheduled downtime for adjustments of the Três Lagoas Unit in 4Q09. In the year, cash cost totaled R$452/t, up 2% over 2009 but less than inflation in the period (inflation index - IPCA: 5.9%). This result was achieved through increased operating efficiency and capitalization on synergies generated from the creation of Fibria. Both of which contributed to reduce the negative impacts of cash cost components that increased in the period.

Adjusted EBITDA totaled R$665 million in 4Q10, falling R$52 million quarter-on-quarter mainly as the result of the 8% reduction in net pulp price in reais, in turn due to the lower dollar pulp price and the dollar’s depreciation against the real. Year-on-year, the 32% increase (8 p.p. on the margin) was chiefly explained by the 20% increase in the average net pulp price in reais. EBITDA margin was 38%, down 2 p.p. quarter-on-quarter and up 8 p.p. year-on-year.

Net financial income was positive R$44 million, compared to the R$249 million in 3Q10, chiefly due to the reduced impact of the dollar’s depreciation against the real (4Q10: 2%; 3Q10: 6%) on the dollar denominated debt.  Compared to the negative R$157 million posted in 4Q09, the change was mainly explained by the adoption of technical accounting pronouncement CPC 15 (Business combination) in that quarter from the Aracruz acquisition.

4Q10 Results

At the end of December, gross debt was R$12,060 million, down 2% (R$279 million) quarter-on-quarter, in large part as a result of the dollar’s 2% depreciation in the quarter, which had a R$162 million impact of exchange variation on the result. Year-on-year, gross debt fell significantly by 20% (R$2,925 million), mainly a result of the amortization of the debt with former Aracruz shareholders, as well as the refinancing of the balance of the Aracruz derivative debt. The Company’s cash position, including the fair value of derivatives, totaled R$2,208 million, 80% of which was invested in domestic currency in fixed-income public bonds. Net debt totaled R$9,852 million, falling R$303 million quarter-on-quarter and R$1,165 million year-on-year. These effects led to a reduction of the Company’s leverage, which reached 3.6x in 4Q10. The graph below shows the falling trend of net debt/EBITDA:

Maintaining the strategy of focusing on the pulp business and reducing its leverage, in 4Q10 Fibria sought opportunities to optimize its capital structure through initiatives that seek to improve its debt profile. In line with this strategy, the Company announced in December that it had accepted a binding proposal from Suzano Papel e Celulose for the acquisition of industrial, forest and land assets that constituted Fibria’s share of Consortium Paulista de Papel e Celulose – Conpacel and the installations and other assets of the paper distribution operation KSR. The transaction totaled R$1.5 billion. The Conpacel sale was concluded on January 31, 2011, and the KSR sale is planned to be concluded by February 28, 2011. This operation is in line with: (i) the Company’s strategy of focusing on its core business, the pulp segment; (ii) liability management and (iii) continuity of expansion plans.

Closing 2010, Fibria reached approximated synergy gains on the order of R$2.7 billion at net present value. Synergies came from all divisions, with the promotion of best practices in the forestry and industrial divisions and commercial, supply and logistics negotiations contributing significantly. For 2011, Fibria has been working on several fronts to mitigate potential cost increases, such as the revitalization of Plant A at the Aracruz Unit.

The Company continued investing in the development of the Três Lagoas II forest base. During 2010 we made significant progress on negotiating land leasing and acquisition. Therefore, Fibria has already contracted around 45% of the area required for planting. The combination of land acquisition and leasing aims at maintaining a competitive cash cost for the project, chiefly through a low forest-to-mill radius. The expansion of the Três Lagoas Unit is one of the projects that aim at maintaining Fibria’s global leadership in terms of scale and low production cost in the market pulp segment.

4Q10 Results

Pulp Market

World Printing & Writing papers, the paper grade with the largest consumption of market pulp, continued growing in 4Q10, increasing 6% or 5.4 million tons in the year. In the Tissue segment, world capacity expanded just over 1.0 million tons in 2010 with China accounting for 51% of this growth. Capacity is expected to increase 5.3% in 2011, adding approximately 1.8 million tons of additional capacity, two thirds of which will come from China. Further expansion of 4.5% is expected in 2012. Together, these increases will bring Tissue capacity to 4.5 million tons by 2012, which will require about 3.9 million tons of market pulp when fully operational, according with independent market consultants.

Global Tissue Capacity Growth ('000 tons)

Source: Terrachoice

As a reflex of this positive scenario, chemical market pulp demand rose each month during 4Q10, closing December at a record high of 4.8 million tons. The increased demand in the quarter brought market pulp consumption to a total of 49.8 million tons for 2010, growing 1.7% or 830,000 tons over 2009. Due to below-trend Chinese demand in 2Q and 3Q10, total eucalyptus (BEKP) demand remained stable in relation to 2009 at 15.8 million tons. However, Chinese demand began to recover in the last fourth months, to 26% above the 3-month moving average. Meanwhile, developed markets such as North America and Western Europe - the biggest consumers of BEKP – saw significant annual increases in demand, at 18% and 11% above the moving average, respectively.

Shipments to China vs. 3-month moving average ('000 tons)

Source: PPPC & Fibria

4Q10 Results

The combination of December's recovery in demand and stable production left pulp inventories in the supply chain limited. Producers’ pulp inventories fell by 3 days, closing December at 30 days of supply while consumers’ pulp inventories remained at the lowest limit of the normal range at only 21 days. Maintenance downtimes in the 1Q11 of about 1.0 million tons will exacerbate the already exhausted supply chain.

According to market estimates, BEKP production should expand 7.8% or 1.3 million tons in 2011, while demand is expected to grow 11% or 1.690 million tons. This result in a supply and demand balance of 92% for 2011, compared to 90% in 2010.

2011 begins with balanced market pulp supply and demand fundamentals. After the expected seasonal market pulp demand slowdown in January and February, demand should pick up again in March. The combination of limited supply, an exhausted supply chain, maintenance downtimes and established demand favor balanced market fundamentals for 1Q11.

Production and Sales – Pulp and Paper

				4Q10 vs.	4Q10 vs.			2010
Production ('000 t)	4Q10	3Q10	4Q09	3Q10	4Q09	2010	2009	vs.2009
Pulp	1,375	1,334	1,395	3%	-1%	5,231	5,188	1%
Paper	77	79	88	-3%	-12%	311	369	-16%
				4Q10 vs.	4Q10 vs.			2010
Sales Volume ('000 t)	4Q10	3Q10	4Q09	3Q10	4Q09	2010	2009	vs.2009
Domestic Market Pulp	137	151	157	-9%	-13%	573	508	13%
Export Market Pulp	1,154	1,045	1,303	10%	-11%	4,488	4,741	-5%
Total Pulp	1,291	1,195	1,460	8%	-12%	5,061	5,248	-4%
Domestic Market Paper	88	93	100	-5%	-12%	331	380	-13%
Export Market Paper	13	12	10	13%	27%	45	37	20%
Total Paper	101	105	111	-3%	-9%	376	418	-10%
Total	1,392	1,300	1,570	7%	-11%	5,436	5,666	-4%
*LTM : Last Twelve Months

Fibria’s pulp production reached 1,375 thousand tons in 4Q10, compared to 1,334 thousand in 3Q10 and 1,395 thousand in 4Q09. The 3% quarter-on-quarter increase was explained by the fact that no units were stopped for scheduled maintenance in 4Q10. Production remained stable year-on-year. Pulp inventories totaled 739 thousand tons (48 days), up 14% from the 650 thousand tons (42 days) in 3Q10.

4Q10 Results

Despite the increase in pulp inventories, Fibria sold a total of 1,291 thousand tons of pulp in 4Q10, 8% more than the 3Q10 volume, chiefly due to the recovery of the Asian demand. The 12% decline when compared to 4Q09 reflects the reduced demand from that region. Pulp exports represented 89% of the sales volume in the quarter, with the greatest demand coming from Europe, which accounted for 37% of the total.

In the paper segment, 4Q10 production totaled 77 thousand tons, remaining stable quarter-on-quarter while down 12% over 4Q09, chiefly as a result of the absence of the Guaíba Unit. The sales of 101 thousand tons in the quarter were 3% less than in 3Q10, chiefly due to the reduced domestic demand for coated papers after the Brazilian elections. Sales fell 9% year-on-year due the absence of volume from the Guaíba Unit.

Results Analysis

				4Q10 vs.	4Q10 vs.			2010
Net Revenues (R$ million)	4Q10	3Q10	4Q09	3Q10	4Q09	2010	2009	vs.2009
Domestic Market Pulp	145	166	115	-13%	26%	583	385	52%
Export Market Pulp	1,331	1,323	1,280	1%	4%	5,368	4,400	22%
Total Pulp	1,476	1,489	1,395	-1%	6%	5,951	4,784	24%
Domestic Market Paper	252	269	272	-6%	-7%	954	1,087	-12%
Export Market Paper	26	25	18	7%	42%	87	74	18%
Total Paper	278	293	291	-5%	-4%	1,041	1,161	-10%
Total	1,754	1,782	1,685	-2%	4%	6,992	5,946	18%
Income ASAPIR** + Portocel	15	14	12	7%	25%	58	54	7%
Total	1,769	1,797	1,698	-2%	4%	7,050	6,000	17%
*LTM : Last Twelve Months

*Asapir was established as part of the net equity of the company Ripasa SA Celulose e Papel, which occurred on August 31, 2008, aimed at enabling the implementation of the Consortium Paulista de Papel e Celulose - Conpacel.

Fibria’s net operating revenue totaled R$1,769 million in 4Q10, down 2% quarter-on-quarter but up 4% year-on-year. Net revenues from pulp totaled R$1,476 million in 4Q10, down 1% over 3Q10's R$1,489 million due to the 8% decline in the average net price in reais. Net revenue from pulp expanded 6% year-on-year, driven by the 20% increase in the average net price in reais, partially offset by the 12% decrease in sales volumes resulting from reduced Asian demand and the absence of production of the Guaíba Unit. Net revenue from paper fell 5% compared to 3Q10 due to the 3% decrease in sales volume. The 4% year-on-year decline in net revenue from paper was mainly explained by reduced supply.

The Cost of Goods Sold (COGS) reached R$1,409 million, 7% or R$93 million greater than in 3Q10 due to the greater volume sold and the effect of inventory turnover, which carried over a higher production cost (3Q10: R$465/t; 4Q10: R$ 430/t). Thus, 4Q10 COGS did not reflect the full R$35/t reduction in the cash cost.

4Q10 Results

The cash cost of pulp production in 4Q10 stood at R$430/t, R$35/t or 8% less than in 3Q10, mainly due to the absence of maintenance downtimes in the period and greater operating efficiency. The table below shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

Cash Cost	R$/t
3Q10	465
Maintenance downtimes	(36)
Lower consumption of raw materials (operational efficiency)	(8)
Higher fixed costs	5
Others	4
4Q10	430

Cash Cost	R$/t
4Q09	451
Lower consumption of raw materials (operational efficiency)	(12)
Lower fixed costs	(12)
Services related to maintenance downtimes	(5)
Exchange rate	(2)
Wood cost (more wood from third parties)	12
Others	(2)
4Q10	430

Selling and marketing expenses totaled R$80 million in 4Q10, stable quarter-on-quarter despite the increased sales volumes. This was due to the lesser impact of the provision for doubtful accounts, which offset the additional expenses related to the increase in sales volume. In relation to 4Q09, the 18% drop was chiefly the result of the 12% decline in sales volume.

Administrative expenses held stable in relation to 3Q10 at R$87 million. Compared to 4Q09, the R$21 million reduction was due to the reversal of provisions for contingencies and non-recurring expenses with corporate restructuring this quarter.

4Q10 Results

Other operating revenues/expenses, including the effects of CPC 29, totaled a revenue of R$7 million, compared to the R$25 million expense posted in 3Q10. This result was due, in large part, to the R$24 million effect of the gains related to the revaluation of forests (biological assets – CPC 29). The year-on-year variation was due to the effects of the adoption of CPC 15 (Business combination) from the Aracruz acquisition in 4Q09 and a higher effect of revaluation of forests in that quarter.

Adjusted EBITDA in 4Q10 was R$665 million with a margin of 38%, compared to 3Q10’s R$717 million. The 7% decrease in EBITDA was chiefly due to the lower average net price in reais of pulp and paper and the dollar's depreciation against the real. Year-on-year, the R$162 million or 32% increase was chiefly due to the higher average net pulp price.

EBITDA per ton sold (EBITDA/t) was 13% less quarter-on-quarter, reaching R$478/t (US$282/t), and 49% greater year-on-year.

Financial Result

				4Q10 vs.	4Q10 vs.
(R$ million)	4Q10	3Q10	4Q09	3Q10	4Q09
Financial Income	151	99	75	53%	101%
Interest on financial investments	51	46	53	12%	-3%
Derivatives	100	53	22	89%	353%
Financial Expenses	(169)	(191)	(193)	-11%	-13%
Interest - loans and financing (local currency)	(46)	(54)	(50)	-14%	-8%
Interest - loans and financing (foreign currency)	(123)	(137)	(143)	-10%	-14%
Monetary and Exchange Variations	162	430	135	-62%	20%
Foreign Exchange Variations - Debt	142	549	165	-74%	-14%
Foreign Exchange Variations - Cash	20	(119)	(30)	-117%	-167%
Other Financial Income / Expenses	(98)	(87)	(34)	12%	188%
Others (CPC 15 and 20 effects)	(2)	(2)	(140)	0%	-98%
Net Financial Result	44	249	(157)	-82%	-128%

Financial revenue from cash investments and marked-to-market derivatives was R$151 million, with R$51 million derived from investments and R$100 million from derivatives. The R$52 million quarter-on-quarter increase is chiefly due to the impact of the dollar’s depreciation on Non-deliverable Forward (NDF) operations, which are used to protect cash flow in dollar, and on the CDI x USD debt swap to peg the currency of the company's debt to the currency of its revenue. These operations are within the limits established by the financial policy, approved by the Company's Board of Directors.

4Q10 Results

Financial expenses from servicing the debt totaled R$169 million in 4Q10, compared to R$191 million in 3Q10. The R$22 million quarter-on-quarter decline was due to the effects of the liability management plan in which the Company settled or prepaid operations with higher coupons and contracted new operations with more attractive costs. The liability management plan was also responsible for the reduction of expenses with servicing the debt when compared to 4Q09.

Financial revenues from foreign exchange variations on dollar-denominated debt was R$142 million as a result of the dollar's 2% depreciation against the real in the period, compared to revenue of R$549 million in 3Q10 with the dollar’s 6% depreciation against the real. The year-on-year variation was due to the dollar’s 2% depreciation against the real in the period, which resulted in a revenue of R$165 million.

Other operating revenues totaled a R$98 million expense, increasing 12% quarter-on-quarter due to monetary update on contingencies. Year-on-year, the variation was mainly explained by the adoption of technical accounting pronouncement (CPC) 15 in that quarter (impact of amortization and interest on loans and financing from the Aracruz acquisition).

Derivatives

Fibria's Market Risk Management Policy allows the Company to use derivatives to protect the dollar-denominated cash flow and its debt from the effect of interest rate variations.

Currently, the derivatives contracted by Fibria are exclusively for hedging and are conventional, without leverage or margin calls, duly registered at CETIP (Custodian and Clearinghouse), with cash adjustments recognized only upon their respective maturities. The marked-to-market financial derivatives position on December 31, 2010 was R$133 million, as opposed to R$60 million on September 30, 2010. The table below shows the derivatives open position at the end of 4Q10:

4Q10 Results

		Notional amount				Fair Value
in million		4Q10		3Q10		4Q10		3Q10
Swap contracts	Maturity by
Assets position
JPY Fixed Rate (JPY to USD)*	Jan-14		¥4,755		¥4,755	R$	112	R$	112
USD Libor (Libor to Fixed)	Jul-14		$317		$335	R$	509	R$	549
BRL Fixed Rate (BRL to USD)	Sep-18	R$	422	R$	428	R$	485	R$	599

Total (a)						R$	1,106	R$	1,260

Liabilities position
USD Fixed Rate (JPY to USD)*	Jan-14		$45		$45	R$	(95)	R$	(97)
USD Fixed Rate (Libor to Fixed)	Jul-14		$317		$335	R$	(524)	R$	(567)
USD Fixed Rate (BRL to USD)	Sep-18		$247		$250	R$	(445)	R$	(603)

Total (b)						R$	(1,064)	R$	(1,267)
Net (a+b)						R$	42	R$	(8)

Forward Contract
Sold Position
NDF (USD)	Dec-11		$737		$392	R$	91	R$	68

Total: Forward contract (c)						R$	91	R$	68

Net (a+b+c)						R$	133	R$	60
* Exchange rate JPY x BRL 3Q2010: R$0,0203, 2Q10: R$0,02037

Net Income

The 4Q10 net income of R$162 million was R$141 million or 46% less than the 3Q10 result of R$303 million, chiefly due to the reduced financial income, in turn a reflex of the lesser foreign exchange variation, as well as the decline in operating income explained by the lower net pulp price in reais. Year-on-year, net income was up R$127 million or 369% as a result of the 20% increase in the average net pulp price, improved financial result and the effect of the adoption of the CPCs in 4Q09.

It should be noted that for better comparison, the Financial Statements for the fourth quarter of 2009 were adjusted such as to include the changes introduced by the adoption of the technical accounting pronouncements issued by the Brazilian Accounting Standards Committee (CPC), which are in line with the International Financial Reporting Standards (IFRS). The graph below shows the main factors that influenced net income in 4Q10, starting with EBITDA in the period.

4Q10 Results

Debt

Gross Debt (R$ million)	4Q10	3Q10	4Q09
Total Gross Debt	12,060	12,339	14,985
Gross Debt in R$	3,194	3,240	5,848
Gros Debt in US$ (1)	8,866	9,098	9,137
Average maturity (months)(2)	74	75	60
% short-term portion	17%	19%	28%
Total Cash(3)	2,208	2,184	3,968
Net Debt	9,852	10,155	11,017
Net Debt / EBITDA (x)	3.6	3.9	6.5
(1) Includes BNDES index
(2) Does not include debt to the former shareholders of Aracruz
(3) Includes the derivatives fair value

Gross debt on December 31, 2010 was R$12,060 million, R$279 million less than in 3Q10. Compared to 4Q09, this reduction was R$2,925 million.

In line with 3Q10, 74% of total gross debt was pegged to the dollar. Of the total debt, approximately R$1.4 billion was related to the remaining balance of the debt with former Aracruz shareholders, the total amount maturing in the short term. It is worth noting that Fibria settled R$856 million of the January, 2011 portion, with around R$600 million remaining to be paid in July of 2011. The cash position on December 31, including the fair value of derivatives, was R$2,208 million, 80% of which was invested in domestic currency.

The average cost of bank debt in domestic currency in 4Q10 was 8.9% p.a. and the cost in dollars increased slightly to 5.9% p.a. considering the Libor forward curve in the period.

The following graph shows the debt-related transactions in the quarter:

4Q10 Results

Of the total R$271 million raised in the period, we highlight:

 - Export Pre-Payment line of R$170 million, maturing in 2018 with a total fixed cost of 5.3% p.a. This operation was carried out by converting Advance Against Exchange (AAE) contracts to Export Pre-Payment (EPP) lines.

- Fundraising of R$70 million from BNDES, maturing in 14 months with a 7% p.a. coupon.

The first operation aimed to improve Fibria's maturity, while the contracting of the BNDES line brought benefits in terms of cost.

Of the total R$629 million in amortization and interest payment in the period, we highlight:

- R$174 million in amortizations of Export Credit Notes (ECN) and BNDES;

- R$170 million in AAEs migrated to Export Pre-Payment lines;

- R$138 million in servicing the Eurobonds.

The following graph shows the amortization schedule of Fibria’s total debt:

4Q10 Results

CAPEX

(R$ million)	4Q10	2010	2011E
Industrial Expansion	5	25	89
Forest Expansion	13	29	362
Subtotal Expansion	18	54	451
Safety/Environment	29	85	69
Forestry Renewal	144	502	670
Maintenance, IT, R&D, Modernization	122	291	326
Subtotal Maintenance	295	878	1,065
50% Conpacel	24	75	7
50% Veracel	18	59	117
Total Fibria	355	1,066	1,640

CAPEX totaled R$355 million in the quarter, up R$56 million or 19% quarter-on-quarter. Maintenance investments stand out, especially silviculture and modernization, which increased R$30 million and R$18 million, respectively. In the year, Fibria's CAPEX totaled R$1,066 million, out of which R$878 million related to the sustaining of the business.

For 2011, the Company intends to invest approximately R$1.6 billion. Out of this total, R$1.1 billion will be allocated in the maintenance of the current operations, R$ 670 million of which in forestry renewal. Investments in expansion refer mainly to the development of the forest base for the Três Lagoas Unit expansion. The total expansion budget includes land and forest acquisitions, expenditures with implementation, equipment purchases and modernization of the industrial area.

Capital Markets

The average daily trading volume of Fibria’s shares was approximately 3.3 million. The average daily financial volume in 4Q10 was US$55 million, with US$29 million traded on the NYSE and US$26 million on the Bovespa. In the year, Fibria's average daily trading volume was 3.6 million, with a financial volume of US$64 million.

4Q10 Results

Dividends

The company’s bylaws guarantee a minimum dividend of 25% of net income after constitution of legal reserves, as provided by Brazilian corporate law. The company’s management will propose to the Annual General Meeting scheduled for April 28, 2011 the distribution of dividends relative to the fiscal year ended on December 31, 2010 in the amount of R$0.30 per share, totaling R$142 million.

Despite the result for the year ended December 31, 2009 and considering Fibria’s commitments and its level of debt, strategy for managing financial liabilities and business plan, the company’s Management did not propose dividends for that year, as provided by Article 202, paragraph 4 of Law no. 6,404/76. For the fiscal year ended December 31, 2010, the balance of the special reserve in the amount of R$122 million (R$0.26 per share) is being transferred to current liabilities under “Dividends Payable.”

Sustainability

Fibria was the only forest and paper company among the 42 publicly-traded companies included in the Carbon Efficient Index (ICO2). The BM&FBovespa created the ICO2 to support the adoption of environmental practices focusing on climate change.

In addition, the Company was once again included in the BM&FBovespa’s Corporate Sustainability Index (ISE), composed of stocks on the São Paulo Stock Exchange that have demonstrated a serious commitment to sustainability and corporate governance best practices.

Corporate Governance

As provided in Fibria’s Governance Policy, in the 4Q10, members of the Board of Directors underwent a performance evaluation carried out by an independent consultant. At that time, the performance of the board’s advisory committees was also evaluated. The results will be used to improve performance targets for these bodies in 2011.

4Q10 Results

Appendix I – Effects of adopting IFRS

The consolidated financial statements for the fourth quarter are presented according to the International Financial Reporting Standards (IFRS). This is the first time the Company presents its financial statements in IFRS. These Financial Statements were elaborated based on the pronouncements issued by the Brazilian Accounting Standards Committee (CPC), which are in line with IFRS and approved by the Brazilian Securities and Exchange Commission (CVM).

In addition to accounting adjustments resulting from the adoption of these standards, as mentioned in Note 3.2 to the financial statements, the Company is also required to disclose a variety qualitative information that allows a more in-depth analysis of the Company’s financial position, including risk management, the fair value of financial instruments, sensitivity analysis, external and internal rating of counterparties and transfers within accounts, among others.

These adjustments aim to bring Brazilian accounting standards in line with international practices, and the chief effects on Fibria’s financial statements are summarized below.

CPC 15 – Business combination: the acquisition date should be that on which control was effectively transferred, considering the fair value of the assets acquired, liabilities assumed and minority interest.  When the business combination is done in stages, the portion of initial interest should also be reassessed at the fair value on the acquisition date as a revenue offset.

CPC 29 – Biological assets: Biological assets, represented by forests in formation, were measured at the fair value less selling expenses. Previously, these assets were booked under historical formation costs.

4Q10 Results

Appendix II – Revenues x Volume X Price*

Net Operating Revenues Variation | 4Q10 X 3Q10
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
	4Q10	3Q10	4Q10	3Q10	4Q10	3Q10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	34,845	32,212	75,935	71,697	2,179	2,226	8.2	5.9	(2.1)
Coated	21,826	26,727	56,379	69,188	2,583	2,589	(18.3)	(18.5)	(0.2)
Special/Other	31,199	34,016	119,571	128,076	3,833	3,765	(8.3)	(6.6)	1.8
Total	87,869	92,954	251,885	268,961	2,867	2,893	(5.5)	(6.3)	(0.9)
Export Market
Uncoated	10,803	8,449	19,841	15,881	1,837	1,880	27.9	24.9	(2.3)
Coated	-	-	-	-	-	-	-	-	-
Special/Other	2,422	3,247	6,279	8,636	2,593	2,659	(25.4)	(27.3)	(2.5)
Total	13,225	11,697	26,120	24,518	1,975	2,096	13.1	6.5	(5.8)
Total Paper	101,094	104,651	278,005	293,479	2,750	2,804	(3.4)	(5.3)	(1.9)
Pulp
Domestic Sales	136,818	150,577	144,864	166,329	1,059	1,105	(9.1)	(12.9)	(4.1)
Export Market	1,154,053	1,044,620	1,331,236	1,322,642	1,154	1,266	10.5	0.6	(8.9)
Total	1,290,871	1,195,197	1,476,100	1,488,971	1,143	1,246	8.0	(0.9)	(8.2)
Total Domestic Sales	224,688	243,532	396,750	435,290	1,766	1,787	(7.7)	(8.9)	(1.2)
Total Export Market	1,167,278	1,056,317	1,357,356	1,347,160	1,163	1,275	10.5	0.8	(8.8)
TOTAL	1,391,966	1,299,848	1,754,106	1,782,450	1,260	1,371	7.1	(1.6)	(8.1)

Net Operating Revenues Variation | 4Q10 X 4Q09
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
	4Q10	4Q09	4Q10	4Q09	4Q10	4Q09	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	34,845	44,459	75,935	94,930	2,724	2,135	(21.6)	(20.0)	27.6
Coated	21,826	25,230	56,379	57,089	2,616	2,263	(13.5)	(1.2)	15.6
Special/Other	31,199	30,428	119,571	120,120	3,850	3,948	2.5	(0.5)	(2.5)
Total	87,869	100,116	251,885	272,138	2,867	2,718	(12.2)	(7.4)	5.5
Export Market
Uncoated	10,803	9,391	19,841	15,786	1,837	1,681	15.0	25.7	9.3
Coated	-	-	-	-	-	-	-	-	-
Special/Other	2,422	1,036	6,279	2,623	2,593	2,531	133.7	139.4	2.4
Total	13,225	10,427	26,120	18,410	1,975	1,765	26.8	41.9	11.9
Total Paper	101,094	110,544	278,005	290,548	2,750	2,628	(8.5)	(4.3)	4.6
Pulp
Domestic Sales	136,818	156,690	144,864	114,937	1,059	734	(12.7)	26.0	44.3
Export Market	1,154,053	1,303,030	1,331,236	1,279,902	1,154	982	(11.4)	4.0	17.4
Total	1,290,871	1,459,720	1,476,100	1,394,839	1,143	956	(11.6)	5.8	19.7
Total Domestic Sales	224,688	256,806	396,750	387,076	1,766	1,507	(12.5)	2.5	17.2
Total Export Market	1,167,278	1,313,457	1,357,356	1,298,312	1,163	988	(11.1)	4.5	17.6
TOTAL	1,391,966	1,570,263	1,754,106	1,685,387	1,260	1,073	(11.4)	4.1	17.4

Net Operating Revenues Variation  | Accumulated 12/30/2010 X 12/30/2009
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		YoY%
	Jan-Dec/10	Jan-Dec/09	Jan-Dec/10	Jan-Dec/09	Jan-Dec/10	Jan-Dec/09	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	111,754	171,437	247,769	375,986	2,217	2,193	(34.8)	(34.1)	1.1
Coated	94,563	91,137	232,550	226,639	2,459	2,487	3.8	2.6	(1.1)
Special/Other	124,191	117,807	473,434	484,495	3,812	4,113	5.4	(2.3)	(7.3)
Total	330,507	380,381	953,753	1,087,120	2,886	2,858	(13.1)	(12.3)	1.0
Export Market
Uncoated	36,656	34,553	65,542	66,020	1,788	1,911	6.1	(0.7)	(6.4)
Coated	-	-	-	-	-	-	-	-	-
Special/Other	8,371	2,860	21,838	8,330	2,609	2,912	192.7	162.2	(10.4)
Total	45,027	37,414	87,381	74,351	1,941	1,987	20.3	17.5	(2.3)
Total Paper	375,534	417,794	1,041,134	1,161,471	2,772	2,780	(10.1)	(10.4)	(0.3)
Pulp
Domestic Sales	572,568	507,598	582,807	384,532	1,018	758	12.8	51.6	34.4
Export Market	4,488,124	4,740,540	5,368,061	4,399,898	1,196	928	(5.3)	22.0	28.9
Total	5,060,692	5,248,137	5,950,868	4,784,430	1,176	912	(3.6)	24.4	29.0
Total Domestic Sales	903,075	887,978	1,536,560	1,471,653	1,701	1,657	1.7	4.4	2.7
Total Export Market	4,533,151	4,777,953	5,455,441	4,474,249	1,203	936	(5.1)	21.9	28.5
TOTAL	5,436,226	5,665,931	6,992,001	5,945,901	1,286	1,049	(4.1)	17.6	22.6

*Does not include Asapir and Portocel

4Q10 Results

Appendix III – Income Statements

INCOME STATEMENT - Quarters Results
Fibria - Consolidated	R$ million
	4Q10		3Q10		4Q09		QoQ %
	R$	AV%	R$	AV%	R$	AV%	4Q10/3Q10	4Q10/4Q09
Net Revenue	1,769	100%	1,797	100%	1,698	100%	-2%	4%
Domestic Sales	411	23%	449	25%	262	15%	-8%	57%
Export Sales	1,357	77%	1,347	75%	1,436	85%	1%	-5%
Cost of sales	(1,409)	-80%	(1,316)	-73%	(1,446)	-85%	7%	-3%
Cost related to production	(1,382)	-78%	(1,283)	-71%	(1,415)	-83%	8%	-2%
Accruals for losses on ICMS credits	(28)	-2%	(34)	-2%	(31)	-2%	-18%	-11%
Operating Profit	359	20%	480	27%	252	15%	-25%	43%
Selling and marketing	(80)	-5%	(81)	-4%	(98)	-6%	-1%	-18%
General and administrative	(87)	-5%	(85)	-5%	(108)	-6%	2%	-19%
Financial Result	44	2%	249	14%	(157)	-9%	-82%	-128%
Equity	(0)	0%	(7)	0%	(0)	0%	0%	18%
Other operating (expenses) income	7	0%	(25)	-1%	364	21%	-128%	-98%
Fair Value of Biological Assets	24	1%	-	0%	552	33%	0%	-96%
Others	(17)	-1%	(25)	-1%	(188)	-11%	-33%	-91%
Operating Income	243	14%	532	30%	252	15%	-54%	-4%
Income taxes expenses	(81)	-5%	(229)	-13%	(218)	-13%	-64%	-63%
Net Income (Loss)	162	9%	303	17%	35	2%	-46%	369%
Net Income (Loss) attributable to controlling equity interest	160	9%	302	17%	(6)	0%	-47%	-2771%
Net Income (Loss) attributable to non-controlling equity interest	2	0%	1	0%	41	2%	167%	-96%
Depreciation, amortization and depletion	437	25%	371	21%	388	23%	18%	13%
EBITDA	637	36%	661	37%	798	47%	-4%	-20%
Corporate Restructuring expenses	-	0%	-	0%	23	1%	0%	-100%
Amortization of Intangible Assets	21	1%	21	1%	28	2%	0%	-25%
Fair Value of Biological Assets	(24)		-	0%	(552)	0%	0%	0%
Fixed Assets disposals	3	0%	2	0%	30	2%	60%	-89%
Accruals for losses on ICMS credits	28	2%	34	2%	31	2%	-18%	-11%
Effect of appreciation realization CPC 15	-		-	0%	179	11%	0%	0%
Consolidated effect of Guaíba unit sale	-	0%	-	0%	(33)	-2%	0%	-100%
EBITDA consolidated	665	38%	717	40%	503	30%	-7%	32%

INCOME STATEMENT - Accumulated Results
Fibria - Consolidated				R$ million
	Jan-Dec 2010		Jan-Dec 2009
	R$	AV%	R$	AV%
Net Revenue	7,050	100%	6,000	100%
Domestic Sales	1,596	23%	1,229	20%
Export Sales	5,454	77%	4,771	80%
Cost of sales	(5,285)	-75%	(5,098)	-85%
Cost related to production	(5,175)	-73%	(5,046)	-84%
Accruals for losses on ICMS credits	(111)	-2%	(52)	-1%
Operating Profit	1,765	25%	901	15%
Selling and marketing	(324)	-5%	(330)	-6%
General and administrative	(325)	-5%	(308)	-5%
Financial Result	(364)	-5%	1,594	27%
Equity	(7)	0%	(1)	0%
Adjustment to market value - Aracruz Participation (CPC15)	-	0%	1,379	23%
Other operating (expenses) income	(16)	0%	230	4%
Fair Value of Biological Assets	92	0%	552	0%
Other	(108)	-2%	(322)	-5%
Operating Income	729	10%	3,465	58%
Income taxes expenses	(126)	-2%	(875)	-15%
Net Income (Loss)	603	9%	2,589	43%
Net Income (Loss) attributable to controlling equity interest	599	8%	1,929	32%
Net Income (Loss) attributable to non-controlling equity interest	5	0%	660	0%
Depreciation, amortization and depletion	1,533	22%	1,313	22%
EBITDA	2,634	37%	1,806	30%
Corporate Restructuring expenses	-	0%	67	1%
Amortization of Intangible Assets	83	1%	107	2%
Fixed Assets disposals	(2)	0%	21	0%
Accruals for losses on ICMS credits	111	2%	52	1%
Fair Value of Biological Assets	(92)	-1%	(552)	-9%
Accounting practice adjustment	-	0%	44	1%
Allowance for Doubtful Accounts	16	0%	-	0%
Effect of appreciation realization CPC 15	-		179	3%
Consolidated effect of Guaíba unit sale	-	0%	(33)	-1%
Building of inventories - Três Lagoas	-	0%	6	0%
EBITDA consolidated	2,749	39%	1,697	28%
The 2009 Financial Statements, presented for comparison, were elaborated and adjusted according to the technical accounting pronouncements issued by the Brazilian Accounting Standards Committe (CPC), in line with the International Financial Reporting Standards (IFRS).

4Q10 Results

Appendix IV – Balance Sheet

Balance Sheet
			R$ million

ASSETS	DEC/ 10	SEP/ 10	DEC/ 09
CURRENT ASSETS	4,839	4,662	6,389
Cash and cash equivalents	434	480	645
Securities	1,641	1,644	3,252
Derivative instruments	81	60	5
Trade Accounts Receivable, net	1,191	1,060	1,167
Inventories	1,089	1,051	834
Recoverable taxes	286	227	231
Assets avaiable for sale	-	-	-
Others	116	140	254
NON-CURRENT ASSETS	2,829	2,728	2,522
Derivative instruments	52		65
Deferred income taxes	1,334	1,338	1,284
Recoverable taxes	598	627	373
Others	845	763	800
Investments	8	8	15
Property, plant & equipment , net	13,392	13,488	14,037
Biological assets	3,711	3,742	3,832
Intangible assets	5,385	5,379	5,443
TOTAL ASSETS	30,163	30,007	32,239

LIABILITIES	DEC/ 10	SEP/ 10	DEC/ 09
CURRENT LIABILITIES	3,172	3,002	4,821
Short-term debt	646	941	1,790
Trade Accounts Payable	458	377	384
Payroll and related charges	129	132	123
Tax Liability	65	69	39
Dividends and Interest attributable to capital payable	266	2	2
Stock acquisition payable	1,441	1,392	2,430
Others	167	88	51
NON-CURRENT LIABILITIES	11,587	11,498	12,342
Long-term debt	9,973	10,006	9,511
Accrued liabilities for legal proceedings	155	130	341
Deferred income taxes , net	1,223	1,154	975
Tax Liability	75	72	73
Stock acquisition payable	-	-	1,254
Others	161	137	188
Minority interest	23	22	19
SHAREHOLDERS' EQUITY	15,381	15,485	15,056
Issued Share Capital	8,379	8,379	8,379
Capital Reserve	3	3	3
Revaluation Reserve	9	9	10
Retained earnings	5,382	5,485	5,046
Equity valuation adjustment	1,619	1,619	1,619
Treasury stock	(10)	(10)	(1)
TOTAL LIABILITIES	30,163	30,007	32,239
The 2009 Financial Statements, presented for comparison, were elaborated and adjusted according to the technical accounting pronouncements issued by the Brazilian Accounting Standards Committe (CPC), in line with the International Financial Reporting Standards (IFRS).

4Q10 Results

Appendix V – Cash Flow

Cash Flow Statement (R$ million)	4Q10	3Q10	4Q09
NET INCOME (LOSS) BEFORE INCOME TAXES	243	532	252
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	488	457	388
(+) Foreign exchange and unrealized (gains) losses, net	(162)	(430)	(245)
(+) Fair value of financial instruments	(100)	(53)	48
(+) Equity	0	7	0
(+) GaIn on disposal of investments			(33)
(+) Fair value of Biological Assets (CPC 29)	(24)	-	(552)
(+) Gain (loss) on disposal of Property, Plant and Equipment	5	2	22
(+) Debt present value adjustment - shares acquisition	48	54	114
(+) Amortization for realization of assets appreciation			321
(+) Accrued liabilities for legal proceedings and others	26	41	(9)
(+) Interest on loan accrual	169	220	186
(+) Interest on Securities	(55)	(43)	(64)

Changes in operating assets:
Trade accounts receivable	(128)	89	(279)
Inventories	(38)	(116)	50
Recoverable taxes	(24)	(41)	18
Advance to suppliers and others	(17)	(13)	(36)

Changes in operating liabilities:
Trade Accounts Payable	104	(77)	(99)
Taxes on income and other taxes	(14)	5	12
Payroll, profit sharing and related charges	(3)	25	(5)
Others	78	(9)	(84)

Net cash provided by operating activities
Interest received from Securities	19	27	47
Interest paid on loans	(225)	(120)	(90)
Taxes on income and other taxes paid	(1)	(2)	12

CASH FLOW FROM OPERATING ACTIVITIES	388	556	(28)
Investment activities
Acquisition of an interest in an affiliate net of cash acquired	-	(449)
Property, Plant and Equipment Acquisition	(355)	(302)	(438)
Intangible assets and others	(16)		(1)
Securities	39	86	(1,499)
Revenues on Property, Plant and Equipment Sales	12	5	(2)
Revenue on Guaíba Unit sale			2,273
Settlement of financial instruments	27	7	(72)

CASH FLOW FROM INVESTING ACTIVITIES	(292)	(653)	261
Financing activities
Loans
Borrowings	271	2,312	3,902
Capital increase	-	-
Repayments	(400)	(2,326)	(4,182)
Treasury stock	-	-

CASH FLOW FROM FINANCING ACTIVITIES	(129)	(14)	(280)

Exchange variation effect on cash and cash equivalents	(14)	(43)	(34)
Net increase (decrease) in cash and cash equivalents	(46)	(154)	(81)
Cash and cash equivalent at beginning of period	480	634	727
Cash and cash equivalent at end of period	434	480	645
The 2009 Financial Statements, presented for comparison, were elaborated and adjusted according to the technical accounting pronouncements issued by the Brazilian Accounting Standards Committe (CPC), in line with the International Financial Reporting Standards (IFRS).

4Q10 Results
Appendix VI – Economic and Operating Data

								4Q10 vs.	4Q10	3Q10 vs.	4Q09 vs.	2010 vs.
Exchange Rate (R$/US$)	4Q10	3Q10	2Q10	4Q09	3Q09	2010	2009	3Q10	vs.4Q09	2Q10	3Q09	2009
Closing	1,6662	1,6942	1,8015	1,7412	1,7781	1,6662	1,7781	-1,7%	-4,3%	-6,0%	-2%	-6,3%
Average	1,6972	1,7493	1,7926	1,7393	1,8676	1,6972	1,8676	-3,0%	-2,4%	-2,4%	-7%	-9,1%

				4Q10 vs.	4Q10 vs.			2010 vs.
Pulp sales distribution, by region	4Q10	3Q10	4Q09	3Q10	`4Q09	2010	2009	2009
Europe	37%	41%	34%	-4 p.p.	4 p.p.	39%	31%	7 p.p.
North America	30%	27%	22%	3 p.p.	8 p.p.	28%	23%	5 p.p.
Asia	22%	20%	32%	2 p.p.	-10 p.p.	22%	36%	-14 p.p.
Brazil / Others	11%	12%	12%	-1 p.p.	-1 p.p.	11%	10%	1 p.p.
*LTM : Last Twelve Months

Pulp list price per region (US$/t)	Dec-10	Nov-10	Oct-10	Sep-10	Aug-10	Jul-10	Jun-10	May-10	Apr-10	Mar-10	Feb-10	Jan-10
North America	900	900	900	900	900	950	950	920	870	820	790	760
Europe	850	870	870	870	870	920	920	890	840	790	760	730
Asia	750	800	800	800	800	850	850	850	800	750	720	690

Financial Indicators	4Q10	3Q10	2Q10	4Q09	3Q09	2Q09

Net Debt / Adjusted EBITDA (LTM*)	3,6	3,9	4,7	6,5	7,2	7,2
Net Debt / Total Capital (gross debt + net equity)	0,4	0,4	0,5	0,5	0,6	0,6
Cash + EBITDA (LTM*) / Short-term Debt	2,4	2,0	2,2	1,3	0,8	0,9
*LTM : Last Twelve Months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: February 16, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO